Exhibit 99.1

Bitdeer Announces New US$20,000,000 Share Repurchase Program

SINGAPORE, February 28, 2025 – Bitdeer Technologies Group (“Bitdeer” or the “Company”) (Nasdaq: BTDR), a world-leading technology company for blockchain and high-performance computing, today announced that it has conducted share repurchase for a total amount of approximately US$9.0 million on February 27, 2025, fully utilizing its US$10,000,000 share repurchase program approved in September 2024. The board of directors of the Company has approved a new share repurchase program to repurchase up to additional US$20,000,000 worth of its Class A ordinary shares (“Shares”), effective from February 28, 2025 through February 28, 2026.

Under the new share repurchase program, Bitdeer may purchase its Shares through various means, including open market transactions, privately negotiated transactions, any combination thereof or other legally permissible means in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Regulation M under the Exchange Act, as well as certain at market issuance sales agreements. The number of Shares repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Bitdeer’s working capital requirements, general business conditions, compliance with applicable federal securities laws (including Regulation M), compliance with the Company’s obligations under the at market issuance sales agreements referred to above and other factors. Bitdeer’s board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time. The Company plans to fund repurchases from its existing cash balance. By gradually executing the share repurchase program, Bitdeer seeks to minimize the impact on its share price and generate greater long-term returns for its shareholders.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com